

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 22, 2009

Dr. Alexander Gak
253 Warren Avenue
Fort Lee, NJ 07024

> **Re:** **BAETA Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 9, 2009**
> **File No. 333-154243**

Dear Dr. Gak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Employees, page 21

1.   We note your response to prior comment 3. Please disclose when each member of your Scientific Advisory Board listed here joined that Board or otherwise became affiliated with your company. Also clarify how the board is compensated.

Selling Stockholders, page 27

2.   Regarding your response to prior comment 4:

- Please file as an exhibit a written summary of the "verbal modification to the original consulting agreement" mentioned in your response. See Question and Answer 146.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Regulation S-K available on the Commission's web site at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.; and
- Please reconcile the contents of the July 2008 verbal modifications mentioned in your response with the August 2008 amendment you filed as exhibit 10.3, which appears to contradict the July modifications.

3. We note your revisions indicating that the number of shares beneficially owned by some selling shareholders before the offering has decreased. Please reconcile these changes with the disclosure elsewhere in your document regarding the number of shares sold to these stockholders. For example, it appears from your disclosure on pages 33 and 60 and exhibit 10.7 that Mr. Rogers beneficially owns 152,000 more shares than are currently disclosed on page 30. It also appears from your disclosures on pages 59-61 that Mr. and Mrs. Smith, Mr. Magri and Mr. Patricola each benefically own more shares than are disclosed on pages 29 and 30.

Company Relationships with Selling Stockholders, page 32

4. Please reconcile your response to prior comment 7 that "Rogers Consulting Group never actively sought financing for the Company" with your disclosure on page 33 that Rogers Consulting "attempted to act" in securing additional capital but those endeavors were "not accomplished successfully."

5. Please tell us why this section does not include your payment to Mr. Rogers that is described in section 5 of exhibit 10.7.

Directors, Executive Officers . . ., page 35

6. Please clarify the dates of Mr. Burkland's business experience during the past five years. See Item 401(e) of Regulation S-K. If your officers are not serving BAETA full-time, please disclose the portion of their time devoted to BAETA.

7. Clarify what you mean by the statement in the last sentence on page 36 regarding a client being the first in the world to "successfully attain certification of Sarbanes-Oxley Section 404." Also, provide us support for your statement in this regard and your statement regarding "top market share" on page 37.

Employment Agreements, page 40

8. Reconcile your disclosure here regarding lack of employment agreements with exhibits 10.9 and 10.10 listed on page 63.

Security Ownership of Certain Beneficial Owners and Management, page 41

9.   We note your response to prior comment 10. You disclose on pages F-4 and F-15 that 21,465,400 common shares were issued and outstanding as of December 31, 2008. The number of shares you issued in unregistered transactions as of December 31, 2008, as disclosed on pages 58-60, does not appear to equal that amount. Please reconcile.

10.   We note your response to prior comment 11. You disclose in footnote 1 that you have 21,621,962 common shares outstanding and 100 preferred shares outstanding. Adding these numbers does not equal "an aggregate of 21,621,972 voting securities." Please reconcile.

Revolving line of credit, page 53

11.   From your response to prior comment 13, it is unclear why you believe the guarantee is not required to be filed as an exhibit pursuant to Regulation S-K Item 601(b)(10). For example, you state that the guarantee is immaterial in significance, stating that it is "routine and commonplace" for officers of development-stage companies to make guarantees. However, Item 601(b)(10) requires contracts that are "material to the registrant" regardless of whether they are routine or commonplace among companies that are in a similar stage of development. Therefore, please provide us your analysis of whether the guarantee is material to you.

Related-Party Transactions, page 53

12.   Please provide current disclosure. We note the reference to loans to shareholders as of "September 30, 2008."

Software Development Agreement . . ., page 54

13.   Regarding your response to prior comment 13:

-   We note that exhibit 10.12 refers to "addendums to the Contract," including those addendums that relate to the "Statement of Work." Please tell us which exhibit contains those addendums and the "bilateral document" mentioned in section 3.1 of the exhibit;
-   Clarify how the amount you pay Extranome each month is determined. For example, are you required to pay the same amount each month or are you charged as the services are rendered? How is the value of the services determined?;

- Given your disclosures that the share issuances to Extranome represent only 50% of the amount you owe for services rendered, it appears you are indebted to Extranome for the remaining 50%. If so, disclose the amount of that debt and how that debt will be satisfied. For example, will you issue more shares or are you required to pay cash? Also disclose the interest rate and maturity of that debt; and
- Please provide us your detailed analysis supporting your conclusion that the compensation under this arrangement does not need to be included in your Summary Compensation Table. Cite all authority on which your rely, and include your analysis of Regulation S-K Item 402(m)(1).

Financial Statements, page F-1

14.   Please tell us the reason for the duplicative disclosure in this section, including how your procedures could permit such duplication; add to your prospectus any risk factors regarding your procedures that are appropriate. Also tell us the reasons for the differences in the financial statements presented, such as the differences in the two Statements of Cash flows presented.

Report of Independent Registered Public Accounting Firm, page F-1

15.   Please have your auditors revise their audit report to address the financial statements for all periods included in your filing.

Exhibits

16.   We reissue prior comment 18 because exhibit 10.4 continues to be missing both parties' signatures and exhibit 10.9 appears to be unsigned.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm